

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2010

Mr. James J. Volker
Chairman, President and Chief Executive Officer
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, CO 80290

> **Re:**   **Whiting Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 1-31899**

Dear Mr. Volker:

    We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Properties

Reserves

Proved Undeveloped Reserves, page 34

1.   You state that you converted 5.5 MMBOE of proved undeveloped reserves into proved developed reserves during 2009. This represents approximately 6.9% of your total proved undeveloped reserves at year end 2008 and 5.5% of your proved undeveloped reserves at year end 2009. This rate of development of your proved undeveloped reserves at year end 2009 suggests that it will take approximately 18 years to develop all of your proved undeveloped reserves, assuming that no additional proved undeveloped reserves are added during that time. As proved

undeveloped reserves should generally be developed within five years of initially booking them as proved, please tell us how you plan to accomplish this. As part of your response, please also provide us the amount and percentage of your proved undeveloped reserves that were converted to proved developed reserves for the three years prior to 2009.

2.   We note from your disclosure that "…we do have material quantities of proved undeveloped reserves at our North Ward Estes field that will remain in the PUD category for periods extending beyond five years" and the reasons such reserves will remain in the PUD category for periods beyond five years. Please tell us why you believe it is appropriate to classify these as proved reserves as the conditions disclosed do not appear to constitute "specific circumstances" under Rule 4-10(31)(ii) of Regulation S-X. Refer to question 131-03 of the Compliance and Disclosure Interpretations. You can find this interpretation at: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Oil and Natural Gas Reserve Quantities, page 61

3.   We note your statement that "Our estimates of proved, probable and possible reserve quantities are based 100% on reports prepared by our independent petroleum engineers." However, from your description under the heading "Preparation of reserves estimates" on page 35 of the Form 10-K, it appears that the estimates are based in part upon your own work. Also, the reports from Cawley, Gillespie & Associates, Inc. included in Exhibit 99.2 indicate that some of the data used in generating their reports came from you. For example, the reports indicate that "The reserve estimates were based on interpretations of factual data furnished by your office"; "Production data, gas prices, gas price differentials, expense data, tax values and ownership interests were also supplied by you and were accepted as furnished"; and "Lease operating expenses, investments, severance tax values, COPAS and Ad Valorem tax values were forecast as provided by your office." Please revise your statement accordingly.

Exhibit 99.2 – Reports of Cawley, Gillespie & Associates, Inc., Independent Petroleum Engineers

4.   We note the two reports from Cawley, Gillespie & Associates, Inc. included in Exhibit 99.2, consisting of a letter dated January 8, 2010 regarding proved reserves and a letter dated January 27, 2010 regarding probable and possible reserves. Each of these letters includes the following language, which could be interpreted to limit reliance by investors: "This letter was prepared for the

exclusive use of Whiting Petroleum Corporation. Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc." As Item 1202(a)(8) of Regulation S-K requires these reports, please obtain and file a revised version of each such report which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Closing Comments

 Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director